Filed Pursuant to Rule 433 under the Securities Act of 1933

Issuer Free Writing Prospectus dated January 16, 2018

Relating to Preliminary Prospectus issued January 16, 2018

Registration Statement No. 333-221916

Corporación América Airports S.A.

This free writing prospectus relates to the proposed public offering of common shares (the “Offering”) of Corporación América Airports S.A. (“CAAP”), which is covered by the Registration Statement on Form F-1 (File No. 333-221916), as amended (the “Registration Statement”), that CAAP filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”).

The following article regarding the launch of Corporación América Airports S.A.’s initial public offering appeared on Bloomberg.com on January 10, 2018.

You should consider the statements in the article only after carefully evaluating all of the information in the preliminary prospectus contained from time to time within the Registration Statement (including the preliminary prospectus that satisfies the requirements of Section 10 of the Act that may be subsequently filed with the SEC) and the final prospectus to be subsequently filed with the SEC, as well as the section entitled “Clarifications” below. In particular, you should carefully read the “Risk Factors” described in such preliminary prospectus and in such final prospectus. The Registration Statement has not been declared effective by the SEC, and the information contained therein, including information in the preliminary prospectus, is subject to change prior to the Registration Statement becoming effective and the filing of the final prospectus with the SEC.

Statements in the article below that are attributed directly to Mr. Eurnekian were not intended as, and should not be considered to be, offering material with respect to the Offering or otherwise.

Argentine Billionaire to Pass Baton to Nephew in Airport IPO

By Charlie Devereux, Pablo Rosendo Gonzalez and Carolina Millan

January 10, 2018 12:13 PM Updated on January 10, 2018 6:24 PM

•	Eduardo Eurnekian says career in sector ‘will be complete’

•	The $750 million deal may be done between January and February

When the bell sounds in New York later this month for the initial public offering of Eduardo Eurnekian’s airport business, the man ringing it will probably be his nephew Martin Eurnekian.

It will be more than a symbolic move. The share sale represents a key milestone in the Argentine mogul’s long and varied career, as he passes the baton of his billion-dollar business to his chosen successor.

“I am doing this IPO, but that doesn’t mean I’m in charge -- the one who manages the airports is my nephew,” Eduardo Eurnekian said during an interview in his Buenos Aires office. “I will oversee this deal this month, and my career in airports will be complete.”

Eurnekian’s closely held Corporación America Airports SA, which owns concessions to operate 51 airports worldwide, is looking to sell as much as $750 million of shares between late January and February, spokeswoman Carolina Barros said Wednesday. It would be the first IPO by an Argentine company this year.

It will also mark the start of a new phase for Eurnekian, though the 85-year-old entrepreneur -- who says he still swims and practices yoga every day -- won’t be retiring out of sight. The son of Armenian immigrants who fled the genocide in the early 20th century said that handing over day-to-day operations will free him up to explore new areas of business.

Putin, Maradona

In an interview in his office, surrounded by photographs of himself with a spectrum of people he’s met throughout his career -- from Russian President Vladimir Putin to soccer star Diego Maradona, Pope Francis and Buenos Aires province Governor Maria Eugenia Vidal -- Eurnekian spoke of his interest in biotechnology, cattle, agriculture and renewable energies.

Eurnekian knows change. His Palermo neighborhood office is located in what was once his textile factory. Later it became his media headquarters, when he left the clothing sector to reign in cable television, before the airport business propelled him to his greatest success. That’s still where he sees the most room for growth.

The key to his success in the sector, Eurnekian said, was finding a niche in the operation of medium-sized airports that didn’t appeal to larger rivals such as Aeroports de Paris, LHR Airports Ltd. and Fraport Frankfurt Airport Services Worldwide.

Eurnekian said he believes more profits can be squeezed from the airports he already operates by either expanding their capacity or providing retail and entertainment options for travelers. That could mean adding stores, restaurants and other services, as the company plans to do at Ezeiza airport in Buenos Aires, or by increasing their size through building new runways, as the company plans to do in Florence, Italy.

“The future will be airports with more space, such as in Mumbai, or airports with more services, such as is the case of Florence, where we will add more hectares in order to incorporate services, shopping malls and offices,” he said. “Today air passengers are growing at double the rate of gross domestic product, and in some regions as much as three times -- and I charge by the passenger.”

The core of Eurnekian’s business that generated $1.2 billion in the first nine months of 2017 is in Argentina. Aeropuertos Argentina operates 36 airports in the country, handling more than 90 percent of the country’s total passenger traffic.

Healing Rift

Eurnekian named nephew Martin, 39, chairman of Aeropuertos in April, replacing Rafael Bielsa, a former foreign minister under ex-President Cristina Fernandez de Kirchner. Transport Minister Guillermo Dietrich acknowledged in November that Martin’s appointment helped heal a rift with President Mauricio Macri’s government and persuaded Macri not to exercise an option to terminate the concession early.

Eurnekian was initially skeptical of Macri’s reform agenda. Now he’s more optimistic, saying he thinks Argentina has great potential even if he believes dismantling 80 years of protectionist policies will take some time.

“We isolated ourselves and wanted to believe we were the best, and the day we took our head out of the sand we realized we’d fallen from 12th place to 80th," he said. “This government is a step forward. There are people that have another vision of the world, that are looking for competitiveness. They haven’t still given the big step a liberal would like to see, but they’re in the right path.”

Still, Eurnekian says the reforms Macri is carrying out are more tepid than those of Brazil, its largest trade partner. He hopes the changes Brazil is implementing will push Argentina to be bolder in its attempts to make the economy more competitive.

‘Trust Me’

At least a portion of the proceeds of the Corporación America share sale will be used to lead the expansion of the Buenos Aires airports, including building hotels. Eurnekian looks to add two in Ezeiza, the international hub that handled 7.4 million passengers in the first nine-months of 2017 and 9.8 million passengers in 2016. He also sees one hotel in Buenos Aires city airport, which will likely gain terrain by advancing over the estuary known as Rio de la Plata.

Bank of America Corp., Oppenheimer & Co., Goldman Sachs Group Inc. and Citigroup Inc. were hired by Corporación America to help raise at least $500 million. Pension funds are the largest investors for airport stocks as flying becomes safer and cheaper, Eurnekian said.

"They buy the stocks because they trust me," he said. "I don’t want to sound pretentious, but if they didn’t trust me, they wouldn’t be waiting with so much anticipation for the share sale."

Clarifications

Mr. Eurnekian stated that “The future will be airports with more space, such as in Mumbai, or airports with more services, such as is the case of Florence, where we will add more hectares in order to incorporate services, shopping malls and offices”. CAAP directs the reader to the “Our Strategy—Maximize revenue growth in existing concessions through capital expenditure programs” section of the preliminary prospectus where we discuss the investment plan for Florence Airport, which includes a new 49,500 square meter terminal a 2,400 square meter runway and a new terminal which will offer 7,300 square meters of commercial space. Although we may add more hectares in the future in order to incorporate services, shopping malls and offices, that development is in the initial planning stages and is not included in the master plan for the Florence Airport nor is it part of the Florence Concession Agreement.

Mr. Eurnekian also stated that “At least a portion of the proceeds of the Corporación America share sale will be used to lead the expansion of the Buenos Aires airports, including building hotels. Eurnekian looks to add two in Ezeiza…He also sees one hotel in Buenos Aires.” Eurnekian also stated that “That could mean adding stores, restaurants and other services, as the company plans to do at Ezeiza airport in Buenos Aires”. CAAP directs the reader to the “Our Strategy—Maximize revenue growth in existing concessions through capital expenditure programs” section of the preliminary prospectus where we discuss the development of a project at Ezeiza for the terminal area that includes new passenger buildings, apron expansions, new ground access and parking.” Although we may construct hotels at Ezeiza and Aeroparque in the future, these projects are in the initial planning stages and are not currently part of the development plan for Ezeiza Airport and Aeroparque Airport. CAAP also directs the reader to the “Risk Factors—Risk Related to Our Offering and Our Common Shares—We have broad discretion in how to use the net proceeds we receive from this offering and we may not apply the proceeds to uses with which all our shareholders agree or that produce income” section of the preliminary prospectus. CAAP also directs the reader generally to the “Risk Factors—Risk Related to Argentina and the AA2000 Concession Agreement” for a discussion of the macroeconomic, political and financing risks we face with respect to our operations in Argentina.

Forward Looking Statements

During the interview of Mr. Eurnekian, Mr. Eurnekian may have made forward-looking statements that involve risks and uncertainties. Forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including: our business strengths and future results of operations; delays or unexpected casualties related to construction under our investment plans and master plans; our ability to generate or obtain the requisite capital to fully develop and operate our airports; general economic, political, demographic and business conditions in the geographic markets we serve; decreases in passenger traffic; changes in our investment commitments or our ability to meet our obligations thereunder; natural disaster-related losses which may not be fully insurable; terrorism in the international markets we serve; epidemics, pandemics and other public health crises; and changes in interest rates or foreign exchange rates, as well as the additional risks and uncertainties that could affect CAAP included in the section titled “Risk Factors” in the Preliminary Prospectus. All forward-looking statements contained herein are based on the information available to CAAP as of the date hereof.

CAAP has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents CAAP has filed with the SEC for more complete information about CAAP and this Offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from Oppenheimer & Co. Inc., 85 Broad Street, New York, New York 10004, Attn: Syndicate Prospectus Department, telephone: +1 (212) 667-8563, or via e-mail: EquityProspectus@opco.com;  BofA Merrill Lynch, telephone: +1 (800) 294-1322, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: +1 (800) 831-9146;  Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Attn: Prospectus Department, telephone: +1 (866) 471-2526, or via e-mail: prospectus-ny@ny.email.gs.com.